UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2001

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ACTV, Inc.
Full Name of Registrant

Former Name if Applicable

233 Park Avenue South, 10th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10003
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company, based on the advice of its outside auditors, has recently resolved an issue related to the application of the requirements of FASB Statement No. 133, as amended, to the Company's investment in a warrant, which grants the Company the right to purchase 2.5 million shares of Liberty Livewire Corporation.  The Company was unable to file its Form 10-K on a timely basis due to its desire to carefully and fully review the warrant accounting treatment prior to the filing.

As a result of its review of this issue, the Company will adjust its 2001 quarterly disclosures to account for the initial application of the adoption of FASB Statement No. 133, as amended, and subsequently file its Form 10-K within the additional time allowed by this report.  Such adoption had no impact on the Company's previously reported net loss or financial position for the 2001 fiscal year.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jay M. Kaplowitz, Esq.	(212)	752-9700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company plans to file with the Commission amended financial reports on Form 10-K for fiscal year 2000, and on Forms 10-Q for each of the first three quarters of 2001, restating results of operations for fiscal 1999, fiscal 2000 and the interim 2001 periods to reflect a change in the manner in which the Company had accounted for certain stock options.  The adjustments result from the Company's and its independent auditors' recent review of certain stock option exercise provisions in agreements dating back to 1995.

The restatements reflect the recognition of additional compensation expense of $208.3 million in the year ended December 31, 1999 and reductions in compensation expense of $186.7 million in the year ended December 31, 2000 and $11.4 million in the first three quarters of 2001.  These changes reflect variable accounting treatment of the affected stock options for the relevant periods, resulting from certain cashless exercise provisions applicable to options held by certain executive officers.  Under variable option accounting, compensation expense is increased or decreased as a result of changes in the market price of the Company's common stock.  The Company's management has reviewed the adjustments with its Board of Directors and its independent auditors, both of whom agreed with the Company's restatement of its results of operations for the 1999 and 2000 fiscal years.

The effect of the restatements on per share results is to increase loss per basic share for 1999 to $6.11 from a loss per share of $0.70 and to increase earnings per basic share for 2000 to $3.07 from a loss of $0.70.  Except for charges totaling approximately $5 million resulting from partial exercises of the options in question during the past three years, all of the compensation expense and reduction thereof relates to stock options not yet exercised.  The Company has recently rescinded the applicable option exercise provisions that resulted in the variable option accounting treatment in the Company's financial statements.

The adjustments have no impact on the Company's previously reported cash flows or business operations and no material cumulative balance sheet impact at December 31, 2001.

ACTV, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2002	By	/s/ DAVID REESE
David Reese Chief Exectuve Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).